Sidley Austin Brown & Wood LLP

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writer’s direct number (202) 736-8660		writer’s e-mail address aghais@sidley.com
June 1, 2005

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	ClearComm, L.P.
Form 10-K for the fiscal year ended December 31, 2004
File No. 0-28362

Dear Mr. Spirgel:

On behalf of our client, ClearComm, L.P. (the “Partnership”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated May 17, 2005 to Mr. Javier O. Lamoso, President of the Partnership’s general partner, with respect to the Partnership’s Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”).  The Form 10-K was filed with the Commission on March 29, 2005.

In your letter, you asked that the Partnership provide you with a written response to the comments made in your letter and, in addition, that the Partnership file an amended Form 10-K (the “Form 10-K/A”) that reflects changes made in response to your comments.  Accordingly, we have provided below each of the comments made in your letter, and the Partnership’s responses to each such comment.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in your letter.  We will file the Form 10-K/A concurrently with the submission of this letter to you.

Item 6 – Selected financial data, page 10

1.	Revise to include selected financial data for each of the last five fiscal years of the registrant in accordance with Item 301 of Regulation S-K.

Partnership’s Response:  The Form 10-K/A will include selected financial data for each of the last five fiscal years in accordance with Item 301 of Regulation S-K.

Report of independent public accountants, page 22

2.             Ask your auditors to revise their report for the following:

•      to make reference to the Standards of the Public Company Accounting Oversight Board in accordance with auditing standard no. 1 of the PCAOB; and

•      to include a signed audit report.

Partnership’s Response:  Our Auditors have revised their report in the manner you have instructed, and the revised report will be included with the Form 10-K/A.

Statements of operations, page 24

3.             Revise the statement of operations to include depreciation and amortization within operating expenses.  Also, if costs and expenses applicable to sales and revenue exclude depreciation and amortization directly applicable to the generation of revenue, then revise your presentation to comply with SAB 11:B.

Partnership’s Response:  The Partnership has revised the statement of operations to include depreciation and amortization within operating expenses.  Also, the Partnership has revised the cost of sales line item to read “Cost of handsets and accessories sold, exclusive of items shown separately below” pursuant to SAB 11:B.  These revisions will be included in the Form 10-K/A.

4.             We note that you paid commissions to salesmen and dealers.  Provide us more details about the different types of commissions.  Tell us the consideration given to EITF 01-9 in the classification of these commissions as operating expenses rather than a reduction of revenues.

Partnership’s Response:  Through the Partnership’s subsidiary, NewComm Wireless Services, Inc. (“NewComm”), the Partnership pays two types of commissions to its sales people and dealers:

(a)                                  Fixed commission for line activation.  In the direct sales channel, each sales employee earns an hourly wage, as well as a commission for each activation, subject to meeting his minimum sales quota.  In the indirect sales channel, NewComm compensates the authorized dealer strictly via a commission for the activation.  The sales commission does not vary based upon the customer’s subsequent service usage; that is, if a customer invoices an average of $300 per month, the salesperson does not get a higher commission than he would if the customer invoices an average of $30 per month; and

(b)           Percentage commission on prepaid cards sold through indirect channels.  NewComm sells prepaid cards through its direct and indirect sales channels.  In the direct channel, the sales person does not receive any commission, but is instead compensated by means of an hourly wage.  In the indirect channel, the sales person does not receive any compensation except the commission, which is a percentage of the face value of cards sold, varying from 15% to 20%.

With respect to these two types of commissions (and in both the direct and indirect sales channels), NewComm is receiving a direct benefit from the sales person in return for the commission paid.  In the case of activation commissions paid in the direct channel, the sales commission paid to the NewComm employee works to bring the average hourly wage of the employee up to an expected level within the market, when using the sum of both the hourly wage and the sales commission in the calculation of the hourly average.  The payment of a portion of the employee’s compensation via the sales commission simply serves to reinforce the employee behavior that is desired by the Company (i.e., selling new lines).  In the case of the activation commission paid to the indirect channel, NewComm benefits from services provided by the authorized dealer, including inventory and contract management, customer contact, sales facilities rental and maintenance, and the like.

In the case of the commission paid in the indirect channel for prepaid cards, NewComm similarly benefits from services provided by the authorized dealer, including, in this instance, inventory management of prepaid card and PIN, distribution to end sales channel, and billing and collection from final point-of-sale location.  In the case of distribution of prepaid cards in the direct sales channel, NewComm incurs the distribution costs directly.

Based on these facts, the Partnership believes that the classification of these commissions as operating expenses is the appropriate recording pursuant to EITF 01-9.

5.             Revise to show the Minority interest in income (loss) of NewComm on the face of the income statement in accordance with Rule 5-03 (12) of Regulation S-X.

Partnership’s Response:  Due to the facts and circumstances described below, the Partnership has not revised its Statement of Operations to show Minority interest in income (loss) of NewComm on the face of the income statement in accordance with Rule 5-03 (12) of Regulation S-X:

•              During the calendar year ended December 31, 2000, an outside group of investors invested $10 million in NewComm in exchange for shares of capital stock of NewComm, which was at the time a wholly owned subsidiary of the Partnership.  NewComm’s stockholders’ deficit at the time of the transaction was $51.6 million.

•              During the calendar year ended December 31, 2001, the same group of investors invested an additional $5 million in exchange for additional shares of capital stock of NewComm.  NewComm’s stockholders’ deficit was $77.5 million.

•              For both of the foregoing periods, the transaction was recorded as a minority interest liability, whereby an equity pick-up of NewComm’s net loss was made at consolidation.  As a result, the Partnership recorded a minority interest liability of $9,717,529 (in 2000) and $13,362,939 (in 2001), and a minority interest share of the operating losses of $282,471 (in 2000) and $1,354,590 (in 2001).

•              The transactions were recorded in this manner on the basis of Generally Accepted Accounting Principles and FAS 94 (Consolidation of All Majority-Owned Subsidiaries), which state that consolidated financial statements should show a Minority interest in net income which is deducted to arrive at consolidated net income.  In addition, the “liquidation preference” clause in the stockholder agreement executed between NewComm and the outside group of investors would create a minority interest liability.  The liquidation preference would provide the new investors with preferential treatment (similar to a preferred stockholder) in the event of a liquidating event, thus creating a liability to them.

•              On April 28, 2003, 10 months after Deloitte & Touche, LLP (“Deloitte”) (the Partnership’s auditor at the time) began the audit examination of the Partnership for the year ended December 31, 2002, and well after the filing deadline for the Partnership’s Form 10-K for the fiscal year ended December 31, 2002, Deloitte examined the transactions giving rise to the minority interest liability and, as described in a letter from Deloitte to the Partnership, concluded that:

“In light of the absence of any guaranty or other contractual obligation to reimburse their share of operating losses in excess of their investment by the minority investors in NewComm . . . the amount of the minority interest should be zero.”

In its analysis, Deloitte made reference to FAS 94, which states in relevant part that:

“Minority interests are theoretically limited to the extent of their equity capital and losses in excess of minority interest equity capital are charged against the majority interest.”

•              After analyzing Deloitte’s position described above, consulting with Kevane Soto Pasarell Grant Thornton, LLP (the Partnership’s current auditors), and reviewing the interpretation given previously to the liquidation clause in the stockholder’s agreement (described above), the Partnership agreed that even though there is an obligation from the Partnership to the investors to pay an amount equal to the original purchase price plus all dividends accrued but unpaid on the shares, the payment would be dependent upon the existence of available funds.  Accordingly, the Partnership concluded that no minority interest liability or loss should be recorded pursuant to GAAP, FAS 94 and Rule 5-03 (12) of Regulation S-X.

For your convenience, and for additional background information regarding the foregoing, we refer you to the Form 8-K filed with the Commission on June 16, 2003, the Form 8-K/A filed with the Commission on July 7, 2003, the Commission’s letter dated July 7, 2003 to Mr. Javier O. Lamoso, President of the Partnership’s general partner, and the letter dated July 14, 2003 from this law firm (on behalf of the Partnership) to the Commission.

Note 3 – Significant accounting policies

(h) Inventories, page 30

6.             Explain to us the new method to account for the loss on sale of handsets.  To help us understand your accounting, please provide us the related journal entries.

Partnership’s Response:  At the beginning of 2003, the Partnership elected to implement a change in the accounting convention relating to the manner in which NewComm presents its inventory balances in our financial statements.

It is an industry practice in the wireless communications industry to sell the handset used for service to the end customer at a price significantly below the cost of the unit.  The amount of the handset subsidy is considered in the business model of the carrier to be part of the cost of acquisition of the customer, and is recuperated over the life of the cellular contract.

In order to more conservatively state the Partnership’s inventory balances at the expected selling price to the final customer, at the beginning of 2003, NewComm implemented the use of a reserve account to present inventory balances at the “lower of cost or market value.”  Sales information from the previous 12 months is used to calculate the average selling price per handset, and those handsets that have a value higher than the average market selling price are lowered to the average selling price through use of the reserve.

The Partnership continued to use this accounting convention during 2004 and 2005, and does not expect to change this convention in the foreseeable future.  The journal entries booked to the Partnership’s financial statements during 2004 to reflect the appropriate reserve were as follows:

a-	To record Additional Reserve

	Dr. Least of Cost or Market (“LOCM”) Expense		XXXX

	Cr.	Inventory Reserve LOCM		XXXX

b-	To adjust Excess of Inventory Reserve

	Dr. Inventory Reserve LOCM		XXXX

	Cr.	LOCM Expense		XXXX

c-	To adjust Inventory Balance

	Dr. Inventory Reserve LOCM		XXXX

	Cr.	Inventory – New Stock		XXXX

Item 9A, Control and procedures, page 55

7.             We note in last sentence that “There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls, subsequent to the date the President and Chief Officer completed their evaluations.”  Please confirm in writing whether there was any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the above report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please see Item 308(c) of Regulation S-K.  Please also revise your future filings accordingly.

Partnership’s Response:  The Partnership confirms that there has not been any change in its internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the Form 10-K that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.  Pursuant to Item 308(c) of Regulation S-K, and in response to your instructions, Item 9A in the Form 10-K/A and the Partnership’s future filings will include disclosure consistent with the preceding sentence.

****

In addition, in response to your request, we have attached to this letter as Exhibit A a statement from Mr. Javier O. Lamoso, President of the Partnership’s general partner,  acknowledging that (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Partnership’s response to the staff’s comments or require additional information, please contact me at the above phone number.

Sincerely,

/s/Aaron A. Ghais

Aaron A. Ghais

cc:           Javier O. Lamoso

EXHIBIT A

Acknowledgment

[CLEARCOMM, L.P. LETTERHEAD]

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	ClearComm, L.P.
Form 10-K for the fiscal year ended December 31, 2004
File No. 0-28362

Dear Mr. Spirgel:

For and on behalf of ClearComm, L.P. (the “Partnership”), I hereby acknowledge the following:

•      the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•      the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing acknowledgment, please do not hesitate to contact me at (787) 810-5757.

Sincerely,

ClearComm, L.P.

By:	SuperTel Communications Corp.
Its:	General Partner

By:	/s/Javier O. Lamoso
Javier O. Lamoso, President